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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           -----------

                           SCHEDULE 13D

           (UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                     Bryan Steam Corporation
                         (Name Of Issuer)

                           -----------

             COMMON STOCK, PAR VALUE $10.00 PER SHARE

                  (Title of Class of Securities)

                            117547 109

              (CUSIP Number of Class of Securities)

                           -----------

                       Albert Morrison III
                       Burnham Corporation
                      1241 Harrisburg Avenue
                       Lancaster, PA 17603
                          (717) 293-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           -----------

                             COPY TO:
                      Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

                           -----------

                        September 23, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                        Page 1 of 8 Pages
                 Exhibit Index Appears on Page 8

                           SCHEDULE 13D

---------------------------              ------------------------
CUSIP No. 117547 109                         Page 2 of 8 Pages
---------------------------              ------------------------

-----------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)

       Burnham Acquisition Corporation
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) |_|
                                                        (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS

       AF
-----------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            |_|
-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       New Mexico
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                None

                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY
                          106,315*

                -------------------------------------------------
 EACH REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
                          None

                -------------------------------------------------
      WITH         10     SHARED DISPOSITIVE POWER

                          106,315*

-----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       106,315* Shares
-----------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                            |_|
-----------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6%
-----------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
-----------------------------------------------------------------

* On September 23, 1998, Burnham Corporation ("Parent") and Burnham Acquisition Corporation ("Purchaser") entered into a stockholders' agreement (the "Stockholders' Agreement") with ten stockholders (the "Proxy Grantors"). Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Proxy Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 106,315 shares of common stock, par value $10.00 per share, of Bryan Steam Corporation. In addition, the Proxy Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 8 and 10 above. The Stockholders' Agreement are described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

                           SCHEDULE 13D

---------------------------              ------------------------
CUSIP No. 117547 109                         Page 3 of 8 Pages
---------------------------              ------------------------

-----------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)

       Burnham Corporation
-----------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) |_|
                                                        (b) |_|
-----------------------------------------------------------------
  3    SEC USE ONLY


-----------------------------------------------------------------
  4    SOURCE OF FUNDS

       WC, OO
-----------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

-----------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                None

                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY
                          106,315*

                -------------------------------------------------
 EACH REPORTING     9     SOLE DISPOSITIVE POWER
     PERSON
                          None

                -------------------------------------------------
     WITH          10     SHARED DISPOSITIVE POWER

                          106,315*

-----------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       106,315* Shares
-----------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                            |_|

-----------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       55.6%
-----------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO
-----------------------------------------------------------------

* On September 23, 1998, Burnham Corporation ("Parent") and Burnham Acquisition Corporation ("Purchaser") entered into a stockholders' agreement (the "Stockholders' Agreement") with ten stockholders (the "Proxy Grantors"). Pursuant to the Stockholders' Agreement, upon the terms and subject to the conditions therein, the Proxy Grantors generally have agreed to tender, in accordance with the terms of the tender offer described in this Statement, all of their 106,315 shares of common stock, par value $10.00 per share, of Bryan Steam Corporation. In addition, the Proxy Grantors have granted an irrevocable proxy with respect to such shares to Parent and an irrevocable option, exercisable in limited circumstances, with respect to such shares to Purchaser. These shares are reflected in rows 8 and 10 above. The Stockholders' Agreement are described in more detail in Section 12 of the Offer to Purchase referred to in this Statement.

      This Schedule 13D (the "Statement") relates to a tender offer by Burnham Acquisition Corporation, a New Mexico corporation ("Purchaser") and a wholly-owned subsidiary of Burnham Corporation, a New York corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $10.00 per share, of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 1998 of Purchaser (the "Offer to Purchase") and in the related Letter of Transmittal (collectively, the "Offer"), and is intended to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND ISSUER.

      The name of the subject company is Bryan Steam Corporation, a New Mexico corporation (the "Company"), which has its principal executive offices at P.O. Box 27, Peru, Indiana 46970. The title of the securities which are the subject of the Offer is the Company's Common Stock, $10.00 par value (the "Shares"), at a price of $152.00 net to the seller in cash per share. The offer is for all outstanding Shares. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This Statement is being filed by Purchaser and Parent. The information set forth in "Section 9. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase and in Annex I (Directors and Executive Officers of Purchaser and Parent) to the Offer to Purchase ("Annex I") is incorporated herein by reference.

      (d)-(e) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent listed in Annex I (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The information set forth in "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

      (a)-(j) The information set forth in the "Introduction," "Section 7. Certain Effects of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase is incorporated herein by reference.


                        Page 4 of 8 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(d) The information set forth in the "Introduction," "Section 11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase and in Annex I to the Offer to Purchase is incorporated herein by reference.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in the "Introduction," "Section
11. Background of the Transaction" and "Section 12. Purpose of the Offer; The Merger Agreement; The Stockholders' Agreement" of the Offer to Purchase is incorporated herein by reference.


                        Page 5 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(6)   Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7) Text of Joint Press Release dated September 23, 1998, issued by Parent and the Company.
(a)(8)   Form of Summary Advertisement dated September 29, 1998.
(c)(1) Agreement and Plan of Merger, dated as of September 23, 1998, among Parent, Purchaser and the Company.
(c)(2) Stockholders' Agreement, dated September 23, 1998, among Parent, Purchaser and certain individuals named therein.


                        Page 6 of 8 Pages

                            SIGNATURE

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 1998

                                  BURNHAM ACQUISITION
                                  CORPORATION

                                  By   /s/ Ronald L. Griffith
                                    ----------------------------
                                  Name:  Ronald L. Griffith
                                  Title:  Secretary

                                  BURNHAM CORPORATION

                                  By   /s/ Ronald L. Griffith
                                    ----------------------------
                                  Name:  Ronald L. Griffith
                                  Title: Senior Vice President-Finance
                                         and Secretary-Treasurer


                        Page 7 of 8 Pages

                          EXHIBIT INDEX


(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
(a)(6)   Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7) Text of Joint Press Release dated September 23, 1998, issued by Parent and the Company.
(a)(8)   Form of Summary Advertisement dated September 29, 1998.
(c)(1) Agreement and Plan of Merger, dated as of September 23, 1998, among Parent, Purchaser and the Company.
(c)(2) Stockholders' Agreement, dated September 23, 1998, among Parent, Purchaser and certain individuals named therein.


                        Page 8 of 8 Pages